Exhibit 99.1

BUILDING ON OUR STRENGTHS AND VALUES

QUARTERLY REPORT 1 FOR THE 3-MONTH PERIOD ENDED MARCH 31, 2013

Table of contents

Financial summary	3

Business drivers	5

Financial overview	7

Business highlights	8

Supplemental information on non-IFRS measures	12

Financial results for the 3-month periods ended March 31, 2013 and 2012	14

Business segment review	18

Other items analysis	26

Liquidity and capital resources	27

Consolidated financial position as at March 31, 2013 and December 31, 2012	29

Near-term outlook	30

Unaudited condensed interim consolidated financial statements	32

FORWARD-LOOKING STATEMENTS AND SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

The following is the quarterly financial report and management’s discussion and analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Corporation”), and should be read in conjunction with the Corporation’s Condensed unaudited interim consolidated financial statements and accompanying notes for the three-month periods ended March 31, 2013 and 2012, and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at May 8, 2013, the date on which the MD&A was approved by the Corporation’s Board of Directors. For additional information, readers are referred to the Corporation’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com.

This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Corporation’s future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation, based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. This MD&A also includes price indices, as well as variance and sensitivity analysis that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Corporation.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS). Unless otherwise indicated or if required by the context, the terms “we”, “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under IFRS (“non-IFRS measures”). For example, the Corporation uses operating income before depreciation and amortization or operating income before depreciation and amortization excluding specific items (OIBD or OIBD excluding specific items) because it is the measure used by management to assess the operating and financial performance of the Corporation’s operating segments. Moreover, we believe that OIBD is a measure often used by investors to assess a Corporation’s operating performance and its ability to meet debt service requirements. OIBD has limitations as an analytical tool, and it should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS. These limitations include the following:

•	OIBD excludes certain income tax payments that may represent a reduction in cash available to us.

•	OIBD does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments.

•	OIBD does not reflect changes in, or cash requirements for, our working capital needs.

•	OIBD does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt.

•

Although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBD does not reflect any cash requirements for such replacements.

•

The specific items excluded from OIBD, operating income, net earnings (loss) and cash flow from operations include mainly charges for impairment of assets, charges for facility or machine closures, gain or loss on sale of business units, accelerated depreciation and amortization due to restructuring measures and unrealized gain or loss on financial instruments that do not qualify for hedge accounting. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of them will continue to take place and will reduce the cash available to us.

Because of these limitations, OIBD should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with IFRS, nor is it necessarily indicative of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definitions of OIBD may differ from those of other companies. Any such modification or reformulation may be significant. A reconciliation of OIBD to net earnings (loss) from continuing operations and to net cash provided by (used in) operating activities, which we believe to be the closest IFRS performance and liquidity measure to OIBD, is set forth in the “Supplemental Information on Non-IFRS Measures” section.

TO OUR SHAREHOLDERS

CASCADES REPORTS FIRST QUARTER RESULTS

FINANCIAL HIGHLIGHTS

—	Sales of $914 million (compared to $904 million in Q4-2012 (+1%) and $891 million in Q1-2012 (+3%))

—	Excluding specific items

•	EBITDA of $68 million (compared to $70 million in Q4-2012 (-3%) and $72 million in Q1-2012 (-6%))

•	Net loss per share of $0.04 (compared to net loss of $0.06 in Q4-2012 and net earnings of $0.01 in Q1-2012)2

—	Including specific items

•	EBITDA of $64 million (compared to $39 million in Q4-2012 (+64%) and $75 million in Q1-2012 (-15%))

•	Net loss per share of $0.09 (compared to a net loss of $0.33 in Q4-2012 and net earnings of $0.03 in Q1-2012)2

—	Net debt of $1,581 million (compared to $1,535 million as at December 31, 2012), including $139 million of non-recourse debt

—	Completion of succession plan with Mr. Mario Plourde named as President and Chief Executive Officer

FINANCIAL SUMMARY

SELECTED CONSOLIDATED INFORMATION

(in millions of Canadian dollars, except amounts per share)	Q1-2013	Q1-2012	Q4-2012
Sales	914	891	904
Excluding specific items[1]
Operating income before depreciation and amortization (OIBD or EBITDA)	68	72	70
Operating income	24	26	22
Net earnings (loss)[2]	(4)	1	(5)
per common share[2]	$(0.04)	$0.01	$(0.06)
Cash flow from continuing operations (adjusted)	46	48	35
Margin (OIBD or EBITDA)	7.4%	8.1%	7.7%
As reported
Operating income before depreciation and amortization (OIBD or EBITDA)	64	75	39
Operating income (loss)	20	29	(19)
Net earnings (loss)[2]	(8)	3	(32)
per common share[2]	$(0.09)	$0.03	$(0.33)
Cash flow from continuing operations (adjusted)	46	48	34

Note 1 - see the supplemental information on non-IFRS measures.

Note 2 - 2012 figures have been restated to comply with IAS19 standard - Employee benefits.

SEGMENTED OIBD EXCLUDING SPECIFIC ITEMS1

(in millions of Canadian dollars)	Q1-2013	Q1-2012	Q4-2012
Packaging Products
Containerboard	25	21	25
Boxboard Europe	11	13	11
Specialty Products	11	11	8
Tissue Papers	29	33	31
Corporate Activities	(8)	(6)	(5)
OIBD excluding specific items	68	72	70

Note 1 - see the supplemental information on non-IFRS measures.

As we expected, the first quarter of 2013 was similar to what we experienced towards the end of 2012. This quarter was marked by weaker results in the Tissue Papers sector and a negative contribution from our boxboard activities in North America that offset the benefits from improved productivity and price increases in our containerboard activities.

On a segmented basis, maintenance expenses and lower average prices due to increased promotional activities in Canada and increased competition in the U.S. affected our Tissue Papers sector. On the Containerboard front, the operating rate of our containerboard mills has improved during the first quarter. However the current weakness of the Canadian economy impacted our corrugated product business as order levels in Eastern Canada were lower than expected. This Group was also impacted by the production of lower margin products by our boxboard manufacturing mills in North America. In Europe, lower energy prices and higher volumes more than offset the impact of lower selling prices. As for fiber, costs for brown grades and virgin pulp were higher than during the previous quarter which also impacted our results.

Alain Lemaire

Executive Chairman of the Board

BUSINESS DRIVERS

Cascades’ results are impacted by the U.S. dollar and Euro fluctuations against the Canadian dollar, as well as by energy prices.

EXCHANGE RATES

In the first quarter of 2013, the Canadian currency lost 2% and 3% against the U.S. dollar and the Euro respectively compared to the previous quarter. The average value of the Canadian dollar against both its U.S. counterpart and the Euro was 1% lower than during the same period last year.

ENERGY COSTS

As for energy costs, natural gas spot prices experienced a 2% decrease during the first quarter of 2013 after two quarters of strong increases. However, prices averaged 22% more than during the first quarter of 2012. The price of crude oil increased by 5% during the first quarter. It was 7% lower in the first quarter of 2013 than during the same period last year.

MANUFACTURING SELLING PRICES

AND RAW MATERIAL COSTS

On the selling price front for our manufacturing operations, Cascades’ North American price index in U.S. dollar remained stable during the first quarter of 2013 compared to the previous quarter. Prices were relatively flat for all our sectors, except for a 3% decrease in the boxboard sector. Year over year however, the price index was 1% lower. A strong decrease in the price of boxboard contributed to the decline. Our containerboard and tissue paper sectors were impacted by an unfavorable product mix while our specialty products sector was impacted by a positive product mix.

In Europe, prices have increased by approximately 1% in Canadian dollar terms compared to the previous quarter due to the strengthening of the Euro against our reporting currency.

Our North American raw material index for the first quarter of 2013 increased by 4% compared to the previous quarter. The increase in average costs for both recycled groundwood papers and OCC surpassed the decrease in average costs for recycled white paper grades. Compared to the same period last year however, the costs for recycled brown papers were lower by 16% while costs for white papers remained stable.

The result is a narrower average manufacturing spread in U.S. dollar between the selling price index for our manufacturing operations and our raw material index which decreased by 1% compared to the fourth quarter of 2012 (+0% in Canadian dollar). In comparison to the first quarter of 2012, the spread in U.S. dollar was 3% higher (+4% in Canadian dollar).

1	The Cascades North American selling prices index represents an approximation of the Corporation’s manufacturing selling prices in North America. It is weighted according to shipments and is based on the average selling price of our North American manufacturing operations of boxboard, containerboard, specialty products and tissue papers. It considers the change in the mix of products sold. This index should only be used as a trend indicator.
2	The Cascades North American raw materials index is based on publication prices and the average weighted cost paid for some of our manufacturing raw materials, namely recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to purchase volume (in short tons). This index should only be used as a trend indicator, as it may differ from our actual manufacturing purchasing costs and our purchase mix.

	2011					2012	2013	Q1-2013 over Q1-2012		Q1-2013 over Q4-2012
These indexes should only be used as indicator of trends and they be different than our actual selling prices or purchasing costs.		Q1	Q2	Q3	Q4		Q1	(units)	(%)	(units)	(%)
Selling prices (average)
Cascades North American US$ index (index 2005 = 1,000)[1]	1,256	1,271	1,227	1,233	1,261	1,248	1,262	-9	-1%	1	-%
PACKAGING PRODUCTS
Boxboard
North America (US$/ton)
Recycled boxboard - 20pt. clay coated news (transaction)	909	920	913	887	880	900	880	-40	-4%	-	-%
Europe (Euro/tonne)
Recycled white-lined chipboard (GD2) index[2]	710	698	677	677	669	680	656	-42	-6%	-13	-2%
Virgin coated duplex boxboard (GC2) index[3]	1,153	1,141	1,118	1,118	1,106	1,121	1,086	-55	-5%	-20	-2%
Containerboard (US$/ton)
Linerboard 42-lb. unbleached kraft, East U.S. (transaction)	640	640	640	657	690	657	690	50	8%	-	-%
Corrugating medium 26-lb. semichemical, East U.S. (transaction)	610	610	610	627	660	627	660	50	8%	-	-%
Specialty Products (US$/ton, tonne for deinked pulp)
Recycled boxboard - 20pt. bending chip (transaction)	670	670	670	657	650	662	653	-17	-2%	3	1%
Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer)	763	663	675	713	715	692	740	77	12%	25	3%
Unbleached kraft paper, grocery bag 30-lb.	1,095	1,110	1,110	1,110	1,110	1,110	1,118	8	1%	8	1%
Uncoated white 50-lb. offset, rolls	940	923	920	920	907	918	900	-23	-3%	-7	-1%
TISSUE PAPERS
Cascades Tissue Papers (index 1999 = 1,000)[4]	1,669	1,654	1,647	1,651	1,642	1,649	1,619	-35	-2%	-23	-1%
Raw materials (average)
Cascades North American US$ index (index 2005 = 300)[5]	472	386	382	367	340	369	353	-33	-9%	13	4%
RECYCLED PAPER
North America (US$/ton)
Corrugated containers, no. 11 (New England)	174	152	151	125	116	136	128	-24	-16%	12	10%
Special news, no. 8 (ONP - Chicago & NY average)	126	85	90	70	60	76	67	-18	-22%	6	10%
Sorted office papers, no. 37 (SOP - Chicago & NY average)	233	145	151	170	151	154	150	4	3%	-1	-1%
Europe (Euro/tonne)
Recovered paper index[6]	140	113	118	102	111	111	111	-1	-1%	1	1%
VIRGIN PULP (US$/tonne)
Bleached softwood kraft Northern, East U.S.	978	873	900	853	863	873	898	24	3%	34	4%
Bleached hardwood kraft Northern mixed, East U.S.	808	714	778	763	744	750	791	77	11%	47	6%
WOODCHIPS – Conifer Eastern Canada (US$/odmt)	127	130	121	120	120	123	110	-20	-15%	-10	-8%

Sources: RISI, Random Lengths, Dow Jones and Cascades.

1	See note 1 page 5.
2	The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled grade selling prices in Europe. It is weighted by country.
3	The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin grade selling prices in Europe. It is weighted by country.
4	The Cascades tissue paper selling prices index represents a mix of primary and converted products, and is based on the product mix at the end of 2006.
5	See note 2 page 5.
6	The Cascades recovered paper index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country based on the recycled fibre supply mix of 2009 and was updated in 2013.

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Overview

IN 2012

The Corporation posted a 33% increase of its OIBD excluding specific items, compared to 2011, even though we encountered many challenges over which we did not have control. We faced challenging business conditions due to high competitiveness in all markets in which our different groups are involved. This has led to a general decline in our average selling prices, specifically for our Boxboard operations in Europe. However, we benefited from a significant decrease in our raw materials costs that allowed us to add $115 million to our OIBD. Indeed, after historical heights for recycled fibre prices during the third quarter of 2011, they declined by 21% in the year. We also started the implementation of an increase of US$50/s.t. of our selling price in our Containerboard operations during the fourth quarter of the year. Finally, actions taken during the year in accordance with our strategic plan should increase our profitability in the near term (see the “Business Highlights’’ section for more details).

IN 2013

In the first quarter of 2013, we were able to benefit from lower raw material costs and higher volumes shipped. On the other hand, business conditions remained challenging and had a negative impact on our average selling prices in most of our groups except for our Containerboard activities compared to the first quarter of 2012.

For the three-month period ended March 31, 2013, the Corporation posted a net loss of $8 million, or $0.09 per share, compared to net earnings of $3 million, or $0.03 per share in the same period of 2012. Excluding specific items, which are discussed in detail on pages 15 to 17, we posted a net loss of $4 million or $0.04 per share during the period, compared to net earnings of $1 million or $0.01 per share in the same period of 2012. Sales during the period increased by $23 million, or 3%, to reach $914 million, compared to $891 million in the same period of 2012. The Corporation recorded an operating income of $20 million during the period, compared to $29 million in the same period of 2012. Excluding specific items, operating income decreased by $2 million to $24 million during the period, compared to $26 million in the same period of 2012 (see “Supplemental Information on Non-IFRS Measures” for reconciliation of these amounts).

Business Highlights

In 2012, the Corporation completed several transactions (closure or sale of certain operating units and acquisitions) and announced other restructuring measures and investments in order to optimize its asset base and streamline its cost structure.

The following transactions and announcements that occurred in 2012 should be taken into consideration when reviewing the overall or segmented analysis of the Corporation’s results:

BUSINESS ACQUISITIONS, CLOSURES,

RESTRUCTURING AND DISPOSALS

2012

CONTAINERBOARD GROUP

On April 1, the Corporation acquired Bird Packaging Limited’s converting and warehousing facilities located in Guelph, Kitchener and Windsor, in Ontario.

On April 25, the Corporation announced, as part of a restructuring plan and concurrent investments of $30 million, the permanent closure of three converting corrugated products plants, in Mississauga, North York and Peterborough, Ontario.

On September 5, the Corporation announced, as part of a restructuring plan and concurrent investments of $22 million, the closure of its folding carton plant located in Lachute, Québec. The plant was closed at the beginning of the second quarter of 2013.

SPECIALTY PRODUCTS GROUP

On February 22, the Corporation announced the permanent closure of its honeycomb packaging facility, located in Toronto, Ontario.

TISSUE PAPERS GROUP

On August 13, the Corporation announced the permanent closure of one of its Scarborough converting plant (McNicoll Street), in Toronto, Ontario.

OTHER SIGNIFICANT FACTS AND DEVELOPMENTS

i. In the fourth quarter of 2012, our Containerboard activities started implementing price increases for its manufacturing and converting products. These price increases were gradually implemented at the end of 2012 and during the first quarter of 2013. The 2013 results of this segment should benefit from the full impact of these price increases.

ii. In April 2013, our Containerboard activities announced price increases of US$50 per ton for its manufacturing products and from 6% to 7% for its converting products. These price increases will be implemented starting in May 2013. With regards to our North America Boxboard activities, an announcement was made during April of price hikes on coated recycled paperboard (CRB) and solid bleached sulfate (SBS) of US$40 and US$50, respectively. Also, our European recycled boxboard activities, Reno de Medici (RdM), announced price increases of €50 per ton that will be implemented starting in the middle of the second quarter of 2013. All of these price increases will be gradually implemented and will impact our results during the course of 2013.

iii. Since 2010, the Corporation has invested US$99 million ($99 million) (including a bridge loan of US$15 million ($15 million)) in Greenpac Mill LLC (Greenpac) in relation to the construction of a recycled containerboard mill in New York State, (U.S.A.), in partnership with third parties. The Greenpac mill is being built for an estimated cost of US$430 million on property located adjacent to its existing containerboard mill in Niagara Falls, NY. Greenpac will manufacture a light-weight linerboard, made with 100% recycled fibres on a single machine measuring 328 inches (8.33 meters) wide with an annual production capacity of 540,000 short tons. This machine will be one of the largest of its kind in North America and will include numerous technological advances, making it a unique project. Financing for the project was finalized in June 2011 and the Corporation’s interest in the project is 59.7%. Except for the bridge loan, this investment is accounted for using the equity method. The Corporation has entered into agreements to guarantee certain obligations in relation to the construction of the mill. The Corporation has entered into agreements to guarantee certain obligations in relation to the construction of the mill. The Corporation has guaranteed cost overruns relating to (i) remedial work at the Niagara Falls site, necessary to prepare the construction site, to the extent that such costs exceed the budgeted costs and funded contingency reserve of $10 million; and (ii) construction costs in excess of the budgeted construction costs. In 2012, the Corporation granted US$18 million ($18 million) in letters of credit regarding these obligations. At this time, it is not possible to determine the definitive cost of the project as many phases are to be finalized, including the start-up of the equipment. However, the Corporation can anticipate that approximately US$12 million ($12 million) will be drawn on the letters of credit to fund the project, by the end of the construction. The construction work is entering its final stage and production is planned to begin, as expected, in July 2013. The excess of the initial estimate of $430 million will be supported by the equity partners through the letters of credit and additional funding if required.

iv. The Corporation entered, in 2010, into a put and call agreement with Industria E Innovazione (“Industria”) whereby it had the option to buy 9.07% (100% of the shares held by Industria) of the shares of Reno de Medici (RdM) for €0.43 per share between March 1, 2011 and December 31, 2012. Industria also has the option of requiring the Corporation to purchase its shares for €0.41 per share between January 1, 2013 and March 31, 2014. The call option was not exercised by the Corporation and, following the review of the impacts of IFRS 10, we concluded that the Corporation continues to fully consolidate RdM as at January 1, 2013. Our share in the equity of RdM stood at 48.54% as at March 31, 2013. As the put option held by Industria became effective on January 1, 2013 and the Corporation expected it will be exercised after the first quarter of 2013, an obligation in the amount of €14 million ($18 million) is recorded by the Corporation as at March 31, 2013. Consequently, the non-controlling interest has been adjusted by 9.07% effective January 1, 2013, to 42.39%. Industria did raise a portion of the put option at the beginning of the second quarter of 2013, for an amount of €2 million ($3 million), and the Corporation expects the remaining portion to be fully raised by the end of the second quarter. Our share in the equity of RdM is expected to be at 57.61% once the put option is fully exercised.

v. In the first quarter of 2013, the Corporation announced that Mr. Mario Plourde will take over, on May 9th 2013, as the new President and Chief Executive Officer (“CEO”) of the Corporation, following a two-year transition as the Chief Operational Officer.

NEW IFRS ADOPTED IN 2013

IAS 19 — EMPLOYEE BENEFITS

IAS 19 has been amended to make significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to enhance the disclosure of all employee benefits. As such, the Corporation retroactively restated its 2012 consolidated financial statements (for more details, see Note 3 of the unaudited condensed interim consolidated financial statements). It is worth nothing that it is a non-cash adjustment and does not affect the Corporation’s financial ratios related to its various credit agreements.

The following table summarizes the changes to the statement of earnings per quarter for 2012:

(in millions of Canadian dollars, unless otherwised noted)	Q1-2012	Q2-2012	Q3-2012	Q4-2012	2012
Increase in interest expense on employee future benefits	4	3	4	4	15
Related income tax recovery	(1)	(1)	(1)	(1)	4
Net loss impact	(3)	(2)	(3)	(3)	(11)
Net earnings (loss) attributable to Shareholders for the period as reported in 2012	6	7	5	(29)	(11)
Net earnings (loss) per share as reported (basic and diluted, in dollars)	$0.06	$0.08	$0.05	$(0.30)	$(0.11)
Restated net earnings (loss) attributable to Shareholders for the period	3	5	2	(32)	(22)
Restated net earnings (loss) per share (basic and diluted, in dollars)	$0.03	$0.05	$0.02	$(0.33)	$(0.23)

KEY PERFORMANCE INDICATORS

In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following:

					2011					2012	2013
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1
OPERATIONAL
Total shipments (in ‘000 of s.t.)[1]
Packaging Products
Containerboard	383	352	328	309	1,372	302	297	298	293	1,190	296
Boxboard Europe[2]	57	318	269	253	897	277	285	261	281	1,104	299
Specialty Products[3]	97	98	95	87	377	98	97	99	91	385	94
	537	768	692	649	2,646	677	679	658	665	2,679	689
Tissue Papers[4]	124	134	130	125	513	130	146	147	141	564	142
Total	661	902	822	774	3,159	807	825	805	806	3,243	831
Integration rate
Containerboard (North America)	53%	53%	55%	52%	53%	54%	58%	64%	58%	58%	56%
Tissue Papers	58%	57%	58%	69%	60%	72%	68%	68%	69%	69%	69%
Manufacturing capacity utilization rate
Packaging Products
Containerboard	92%	89%	89%	93%	91%	88%	85%	86%	86%	86%	87%
Boxboard Europe	93%	94%	86%	84%	88%	92%	95%	86%	93%	92%	99%
Specialty Products (paper only)	80%	79%	78%	69%	77%	78%	77%	79%	72%	77%	76%
Tissue Papers[5]	91%	93%	90%	87%	90%	94%	98%	97%	94%	96%	98%
Total	90%	90%	87%	86%	88%	89%	90%	87%	88%	88%	92%
Energy cons.[6] - GJ/ton	12.64	10.65	10.50	12.90	11.38	11.86	11.18	10.89	11.71	11.41	12.01
Work accidents[7] - OSHA frequency rate	4.50	4.70	4.50	4.30	4.50	3.20	3.80	4.60	3.50	3.78	3.10
FINANCIAL
Return on assets[8]
Packaging Products
Containerboard	11%	9%	7%	6%	6%	7%	7%	7%	7%	7%	8%
Boxboard Europe	9%	9%	8%	7%	7%	7%	6%	6%	6%	6%	6%
Specialty Products	11%	10%	8%	7%	7%	7%	8%	8%	9%	9%	9%
Tissue Papers	14%	13%	12%	11%	11%	11%	15%	17%	19%	19%	18%
Consolidated return on assets	9.9%	8.7%	7.4%	6.5%	6.5%	7.1%	7.6%	7.5%	8.1%	8.1%	8.0%
Return on capital employed[9]	3.4%	2.6%	2.1%	1.3%	1.3%	1.9%	2.3%	2.3%	2.8%	2.8%	2.8%
Working capital[10]
In millions of $, at end of period	526	565	564	510	510	536	549	524	455	455	488
% of sales[11]	14.5%	14.4%	14.5%	13.2%	13.2%	14.2%	14.7%	14.3%	12.4%	12.4%	13.3%

1	Shipments do not take into account the elimination of business sector intercompany shipments.
2	Starting in the second quarter of 2011, shipments take into account the full consolidation of RdM.
3	Industrial packaging and specialty papers shipments.
4	Starting in the fourth quarter of 2011, shipments take into account the acquisition of Papersource.
5	Defined as: Manufacturing internal and external shipments/Practical capacity.
6	Average energy consumption for manufacturing mills only, excluding RdM.
7	Excluding RdM, Papersource and Bird Packaging.
8	Return on assets is a non-IFRS measure defined as the last twelve months (“LTM”) OIBD excluding specific items/LTM Average of total assets. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months.
9	Return on capital employed is a non-IFRS measure and is defined as the after-tax (30%) amount of the LTM operating income excluding specific items/average LTM Capital employed. Capital employed is defined as the total assets less accounts payable and accrued liabilities. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months.
10	Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less accounts payable and accrued liabilities. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months.
11	% of sales = Working capital end of period/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months.

HISTORICAL FINANCIAL INFORMATION

					2011			2012 RESTATED			2013
(In millions of Canadian dollars, unless otherwised noted)	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1
Sales
Packaging Products
Containerboard	344	333	317	299	1,293	284	300	299	306	1,189	298
Boxboard Europe	62	256	221	206	745	204	208	181	198	791	212
Specialty Products	202	219	224	206	851	202	209	197	183	791	189
Inter-segment sales	(27)	(28)	(27)	(22)	(104)	(18)	(19)	(17)	(14)	(68)	(14)
	581	780	735	689	2,785	672	698	660	673	2,703	685
Tissue Papers	199	218	221	233	871	229	255	253	242	979	241
Inter-segment sales and Corporate activities	(6)	(7)	(9)	(9)	(31)	(10)	(9)	(7)	(11)	(37)	(12)
	774	991	947	913	3,625	891	944	906	904	3,645	914
Operating income (loss)
Packaging Products
Containerboard	(4)	4	(1)	(24)	(25)	8	(1)	7	(29)	(15)	11
Boxboard Europe	3	13	(2)	(4)	10	4	-	(1)	(2)	1	2
Specialty Products	1	2	2	(17)	(12)	5	8	8	2	23	5
	-	19	(1)	(45)	(27)	17	7	14	(29)	9	18
Tissue Papers	-	7	8	37	52	21	26	24	21	92	18
Corporate activities	(6)	(5)	-	(6)	(17)	(9)	(4)	(2)	(11)	(26)	(16)
	(6)	21	7	(14)	8	29	29	36	(19)	75	20
OIBD excluding specific items1 2
Packaging Products
Containerboard	19	20	27	19	85	21	23	26	25	95	25
Boxboard Europe	5	17	10	10	42	13	11	7	11	42	11
Specialty Products	7	12	13	2	34	11	15	15	8	49	11
	31	49	50	31	161	45	49	48	44	186	47
Tissue Papers	10	16	18	28	72	33	39	35	31	138	29
Corporate activities	(4)	(3)	11	(8)	(4)	(6)	(4)	(5)	(5)	(20)	(8)
	37	62	79	51	229	72	84	78	70	304	68
Net earnings (loss)[1]	(8)	122	(20)	5	99	3	5	2	(32)	(22)	(8)
Excluding specific items[2]	1	(9)	(2)	(4)	(14)	1	5	4	(5)	5	(4)
Net earnings (loss) per share (in dollars)[1]
Basic	$(0.08)	$1.27	$(0.21)	$0.05	$1.03	$0.03	$0.05	$0.02	$(0.33)	$(0.23)	$(0.09)
Basic, excluding specific items[2]	$0.01	$(0.09)	$(0.02)	$(0.04)	$(0.14)	$0.01	$0.05	$0.05	$(0.06)	$0.05	$(0.04)
Cash flow from operations (adjusted) including discontinued operations[2]	22	14	60	35	131	48	37	42	34	161	46
Cash flow from discontinued operations (adjusted)[2]	(7)	2	-	-	(5)	-	-	-	-	-	-
Cash flow from continuing operations (adjusted)[2]	15	16	60	35	126	48	37	42	34	161	46
Excluding specific items	15	17	61	40	133	48	40	44	35	167	46
Net Debt[3]	1,445	1,298	1,370	1,485	1,485	1,524	1,585	1,542	1,535	1,535	1,581
Cascades North American US$ selling price index (2005 index = 1,000)[4]	1,238	1,250	1,267	1,272	1,256	1,271	1,227	1,233	1,261	1,248	1,262
Cascades North American US$ raw materials index (2005 index = 300)[4]	471	494	514	409	472	386	382	367	340	369	353
US$/CAN$	$1.01	$1.03	$1.02	$0.98	$1.01	$1.00	$0.99	$1.01	$1.01	$1.00	$1.01
EURO€/CAN$	$1.35	$1.39	$1.38	$1.38	$1.38	$1.31	$1.30	$1.25	$1.29	$1.29	$1.33
Natural Gas Henry Hub—US$/mmBtu	$4.10	$4.31	$4.19	$3.55	$4.04	$2.74	$2.22	$2.81	$3.40	$2.79	$3.34

Sources: Bloomberg and Cascades.

1	The 2012 figures were restated to comply with IAS19 standard - Employee benefits (please refer to page 9 for more details)
2	See “Supplemental information on non-IFRS measures.”
3	Defined as total debt less cash and cash equivalents.
4	See Notes 1 and 2 on page 5.

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Net earnings (loss), a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	Q1-2013	Q1-2012
Net earnings (loss) attributable to Shareholders for the period	(8)	3
Net earnings (loss) from discontinued operations for the period	-	2
Net earnings (loss) attributable to non-controlling interest	-	(1)
Share of earnings of associates and joint ventures	(3)	(2)
Provision for income taxes	1	-
Foreign exchange loss (gain) on long-term debt and financial instruments	2	(2)
Financing expense and interest expense on employee future benefits	28	29
Operating income	20	29
Specific items:
Loss (gain) on acquisitions, disposals and others	5	(1)
Unrealized gain on derivative financial instruments	(1)	(2)
	4	(3)
Operating income—excluding specific items	24	26
Depreciation and amortization	44	46
Operating income before depreciation and amortization—excluding specific items	68	72

The following table reconciles net earnings (loss) and net earnings (loss) per share with net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

	NET EARNINGS (LOSS)		NET EARNINGS (LOSS) PER SHARE[1]
(in millions of Canadian dollars, except amount per share)	Q1-2013	Q1-2012	Q1-2013	Q1-2012
As per IFRS	(8)	3	$(0.09)	$0.03
Specific items:
Loss (gain) on acquisitions, disposals and others	5	(1)	$0.04	$(0.01)
Unrealized gain on derivative financial instruments	(1)	(2)	$(0.01)	$(0.01)
Foreign exchange loss (gain) on long-term debt and financial instruments	2	(2)	$0.02	$(0.02)
Included in discontinued operations, net of tax	-	2	-	$0.02
Tax effect on specific items and other tax adjustments[1]	(2)	1	-	-
	4	(2)	$0.05	$(0.02)
Excluding specific items	(4)	1	$(0.04)	$0.01

1	Specific amounts per share are calculated on an after-tax basis. Per share amounts of line item “Tax effect on specific items and other tax adjustments” only include the effect of tax adjustments.

The following table reconciles cash flow provided by operating activities with cash flow from operations (adjusted) excluding specific items:

(in millions of Canadian dollars)	Q1-2013	Q1-2012
Cash flow provided by operating activities	22	24
Changes in non-cash working capital components	24	24
Cash flow (adjusted) from operations	46	48
Specific items, net of current income tax	-	-
Excluding specific items	46	48

The following table reconciles cash flow provided by operating activities with operating income and operating income before depreciation and amortization:

(in millions of Canadian dollars)	Q1-2013	Q1-2012
Cash flow provided by operating activities	22	24
Changes in non-cash working capital components	24	24
Depreciation and amortization	(44)	(46)
Income taxes paid	1	4
Net financing expense paid	15	15
Gain (loss) on acquisitions, disposals and others	(5)	1
Unrealized gain on derivative financial instruments	1	2
Employee future benefits and others	6	5
Operating income	20	29
Depreciation and amortization	44	46
Operating income before depreciation and amortization	64	75

FINANCIAL RESULTS FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

SALES

Sales increased by $23 million to $914 million in the first quarter of 2013, compared to $891 million in the same period of 2012 resulting from higher volumes, the 1% decrease of the Canadian dollar against both the €Euro and the $US and the net impact of businesses acquired, closed and disposed of. That increase was partly offset by lower average selling prices throughout most of the Corporation except for the Containerboard Group. Total shipments increased by 3%. Excluding the impact of businesses acquired, closed and disposed of, our shipments increased as well by 3%, compared to the same period of 2012.

OPERATING INCOME FROM CONTINUING OPERATIONS

The Corporation generated an operating income of $20 million in the first quarter of 2013, compared to $29 million in the same period of 2012, a decrease of $9 million resulting mainly from lower average selling prices throughout most of the Corporation, except for the Containerboard Group, but was partly offset by lower raw materials costs and higher volumes. The operating income margin for the first quarter of 2013 decreased to 2.2%, compared to 3.2% in the same period of 2012. Excluding specific items, the operating income decreased by $2 million to $24 million in the first quarter of 2013, compared to $26 million in the same period of 2012 (see “Supplemental Information on non-IFRS mesures” for reconciliation of there amounts).

The main variances in sales and operating income in the first quarter of 2013, compared to the same period of 2012, are shown below:

1	The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw materials such as plastics and woodchips.

2	The estimated impact of the exchange rate is based only on the Corporation’s export sales less purchases that are impacted by exchange rate fluctuations, mainly the CAN$/US$ variation. They also include the impact of the exchange rate on the Corporation’s working capital items and cash position.

3	Cost improvements and other items include the impact of variable costs based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes. It also includes all other costs, such as repair and maintenance, selling and administration, profit-sharing and change in operating income for operating units that are not in the manufacturing and converting sectors. Operating income of businesses acquired or disposed of is also included.

4	Excluding specific items.

The operating income variance analysis by segment is shown in each business segment review (refer to pages 18 to 25).

SPECIFIC ITEMS INCLUDED IN OPERATING INCOME AND DISCONTINUED OPERATIONS

The Corporation incurred some specific items in the first quarters of 2013 and 2012 that adversely or positively affected its operating results. We believe that it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Corporation’s results between periods, notwithstanding these specific items.

The reconciliation of the specific items by business group is as follows:

	For the 3-month period ended March 31,
	2013
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	11	2	5	18	(16)	20
Depreciation and amortization	14	9	6	11	4	44
Operating income (loss) before depreciation and amortization	25	11	11	29	(12)	64
Specific items:
Loss on acquisitions, disposals and others	-	-	-	-	5	5
Unrealized gain on derivative financial instruments	-	-	-	-	(1)	(1)
	-	-	-	-	4	4
Operating income (loss) before depreciation and amortization—excluding specific items	25	11	11	29	(8)	68
Operating income (loss)—excluding specific items	11	2	5	18	(12)	24

	For the 3-month period ended March 31,
	2012
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	8	4	5	21	(9)	29
Depreciation and amortization	16	9	6	12	3	46
Operating income (loss) before depreciation and amortization	24	13	11	33	(6)	75
Specific items:
Gain on acquisitions, disposals and others	(1)	-	-	-	-	(1)
Unrealized gain on derivative financial instruments	(2)	-	-	-	-	(2)
	(3)	-	-	-	-	(3)
Operating income (loss) before depreciation and amortization—excluding specific items	21	13	11	33	(6)	72
Operating income (loss)—excluding specific items	5	4	5	21	(9)	26

LOSS (GAIN) ON ACQUISITIONS, DISPOSALS AND OTHERS

In the first quarters of 2013 and 2012, the Corporation recorded the following gain and other charge:

(in millions of Canadian dollars)	2013	2012
Employment contracts	5	-
Gain on disposal of property, plant and equipment	-	(1)
	5	(1)

2013

As part of the transition process related to the appointment of a new President and CEO, the Corporation entered into employment contracts with the new President and CEO and its Presidents of the Containerboard, Specialty Products and Tissue Papers business segments. The fair value of the post employment benefit obligation related to these employment contracts is evaluated at $5 million as at March 31, 2013, and an equivalent charge has been recorded in the first quarter.

2012

On March 23, the Containerboard Group sold a vacant piece of land located next to the Vaudreuil, Québec, corrugated containerboard plant and recorded a gain of $1 million on the disposal.

DERIVATIVE FINANCIAL INSTRUMENTS

In the first quarter of 2013, the Corporation recorded an unrealized gain of $1 million (Q1 2012 – unrealized gain of $2 million) on certain financial instruments not designated as hedging instruments.

FOREIGN EXCHANGE LOSS (GAIN) ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS

In the first quarter of 2013, the Corporation recorded a loss of $2 million on its US$-denominated debt and related financial instruments, compared to a gain of $2 million in the same period of 2012. This is composed of a loss of $2 million (Q1 2012 – $3 million gain) on our US$-denominated long-term debt net of our net investment hedge in the U.S. and forward exchange contracts designated as hedging instruments. In the first quarter of 2012, it also includes a $1 million loss on foreign exchange forward contracts not designated as hedging instruments.

DISCONTINUED OPERATIONS

In May 2011, the Corporation completed the sale of Dopaco Inc. and Dopaco Canada Inc. (collectively “Dopaco”), its converting business for the quick-service restaurant industry, to Reynolds Group Holdings Limited. The Corporation retained liability for certain pending litigation, namely a claim of damages in relation to the contamination of a site previously used by Dopaco. In the first quarter of 2012, the Corporation recorded a provision of $2 million (net of related income tax of $1 million) regarding this claim.

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS – CONTAINERBOARD

Our Industry

U.S. containerboard industry production and capacity utilization rate

The U.S. containerboard industry’s production decreased by 2% compared to the previous quarter and remained relatively unchanged compared to the same period last year. The industry’s capacity utilization rate averaged 96% in the first quarter of 2013.

U.S. containerboard inventories at box plants and mills

In the first quarter, inventories of containerboard increased in January and February due to the usual seasonality. However, they came down in March to 3.9 weeks of supply. This level is was 7% lower than the March 2012 level but comparable to levels reached at this time of year since 2010.

Source: RISI

Source: Fiber Box Association

Our Performance

The main variances in sales and operating income for the Containerboard Group are shown below:

For Notes 1 to 4, see definition on page 14.

The Corporation incurred some specific items in the first quarters of 2013 and 2012 that adversely or positively affected its operating results. Please refer to pages 15 to 17 for more details and reconciliation.

Shipments decreased by 2%, or 6,000 s.t. to 296,000 s.t. in the first quarter of 2013 compared to 302,000 s.t. in the same period of 2012. The mills’ external shipments went down by 5,500 s.t. (4.3%) mainly coming from its boxboard mills. The closure of the Burnaby mill in December 2011 also erased 1,900 s.t. of external volume. In the converting operations, shipments were relatively stable.

The total average selling price went up by $31, or 3%, to $1,005 per short ton in the first quarter of 2013, compared to $974 in the same period of 2012. The containerboard mills and the corrugated products plants were respectively able to increase their average selling price by US$31 and CAN$5 per short ton following the 2012 price increase. While the mills got the full impact of the increase throughout the quarter, the converting units are expected to fully benefit from it in the second quarter as the increase implementation has been completed during the first quarter. A portion of this increase was offset as the boxboard operations saw their average selling price decrease. Lower CRB and SBS prices in the market and an unfavourable mix of products sold in both our manufacturing and folding cartons sub-sectors are responsible for the decrease. Our Containerboard and Boxboard activities are expected to benefit in the coming quarters of the price increases announced by the market in April (see Other significant facts and developments section on page 8 for more details on price increases).

As a result, the Containerboard Group’s sales increased by $14 million, or 5%, to $298 million in the first quarter of 2013 compared to $284 million in the same period of 2012. In addition to a higher average selling price, the Group’s sales benefited from the acquisition of Bird Packaging which added $6 million of sales. The weakening of the Canadian dollar was responsible for an additional $1 million increase. Conversely, the decline in the mills’ external shipments reduces sales by $3 million.

Excluding specific items, operating income stood at $11 million in the first quarter of 2013 compared to $5 million in the same period of 2012, an increase of $6 million. By itself, the reduction in the recycled fibre price generated $5 million of additional income. In 2012, as part of its strategic plan, management concluded the acquisition of Bird Packaging and closed three converting plants in Ontario as well as the containerboard mill located in Burnaby. Those strategic decisions translated to supplementary income of $5 million. Impairment charges and accelarated depreciation recorded at the end of 2012 on Containerboard assets resulted in a reduction of $2 million in the depreciation expense. On the other hand, the group saw an increase in its fixed costs and selling, general and administrative expenses, subtracting $4 million of operating income. The lower volume created an unfavourable labour variance of $2 million, as the converting units, mainly the units located in Ontario, were not able to adjust to the actual shipment volume.

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS – BOXBOARD EUROPE

Our Industry

In Europe, restocking activity during January and February resulted in an increase in demand for both coated virgin and recycled boxboard grades. The FBB market was quiet in March while the WLC market experienced a good level of activity. During the first quarter, price hikes were announced by major WLC suppliers.

Source: CEPI Cartonboard

Our Performance

The main variances in sales and operating income for the Boxboard Europe Group are shown below:

For Notes 1 to 4, see definition on page 14.

The Corporation incurred some specific items in the first quarters of 2013 and 2012 that adversely or positively affected its operating results. Please refer to pages 15 to 17 for more details and reconciliation.

Shipments increased by 8%, or 22,000 s.t. to 299,000 s.t. in the first quarter of 2013, compared to 277,000 s.t. in the same period of 2012. The increase comes from the European recycled boxboard activities (RdM), resulting from an increase in demand.

The total average selling price went down by $28, or 4%, to $710 per short ton in the first quarter of 2013, compared to $738 in the same period of 2012. The average selling price in Euro, decreased due to the difficult economy and market environment in Europe, combined with particular pressure in Germany resulting from fierce competition among local producers which caused an average selling price decrease of €29, or 5%, to €533 in the first quarter of 2013, compared to €562 in the same period of 2012. The recycled (RdM) and virgin boxboard activities selling prices are down by €19 and €37 respectively in the first quarter of 2013, compared to the same period of 2012. Our European activities should benefit from recently announced price increases (see other significant facts and developments section on page 8 for more details on price increase).

As a result, the Boxboard Europe Group’s sales increased by $8 million to $212 million in the first quarter of 2013 compared to $204 million in the same period of 2012. The higher volume and the 1% decrease of the Canadian dollar against the Euro accounted for $16 million and $4 million respectively but, on the other hand, lower average selling price accounted for $12 million and partly offset the increase.

Excluding specific items, operating income stood at $2 million in the first quarter of 2013, compared to $4 million, in the same period of 2012, for a decrease of $2 million. As explained above, lower average selling prices accounted for $12 million of the decrease, while, lower raw materials costs and higher volume both accounted for $4 million and partly offset the decrease.

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS – SPECIALTY PRODUCTS

Our Industry

Fiber costs in North America

North American white paper grade prices increased slightly in March as a result of a pickup in demand and have remained stable on average during the first quarter compared to the fourth quarter of 2012. The price increase at the end of the quarter was more important for brown grades reflecting the growth in demand and limited supply. Although demand was relatively weak for groundwood grades, prices increased as a result of shrinking supply.

U.S. recycled fibre exports to China (all grades)

After two months in 2013, Chinese recycled paper demand has decreased by 8% compared to the same period of last year. Old corrugated containers and pulp substitutes registered the steepest declines and exports for these grades decreased by 10% and 57% respectively compared to the same period in 2012.

Our Performance

The main variances in sales and operating income for the Specialty Products Group are shown below:

For Notes 1 to 4, see definition on page 14.

The Corporation incurred some specific items in the first quarters of 2013 and 2012 that adversely or positively affected its operating results. Please refer to pages 15 to 17 for more details and reconciliation.

Shipments decreased by 4%, or 4,000 s.t. to 94,000 s.t. in the first quarter of 2013, compared to 98,000 s.t. in the same period of 2012. Lower shipments in our Specialty Papers sector explained most of the decrease.

The total average selling price for Specialty Papers and Industrial Packaging sectors, went down by $4, to $926 per short ton in the first quarter of 2013, compared to $930 per s.t. in the same period of 2012.

As a result, the Specialty Products Group’s sales decreased by $13 million, or 6%, to $189 million in the first quarter of 2013, compared to $202 million in the same period of 2012. Lower volume and lower average selling price mainly from our recovery and recycling operations respectively accounted for $17 million and $3 million, respectively, of the decrease.

Excluding specific items, operating income remained at $5 million in the first quarter of 2013, compared to the same period of 2012. The decrease in raw materials costs, mainly that of recovered paper prices, and the 1% decrease of the Canadian dollar against the $US, respectively, accounted for a $3 million and $2 million positive impact. On the other hand, lower average selling price and other production costs, had a negative impact of $3 million and $2 million, respectively.

BUSINESS SEGMENT REVIEW

TISSUE PAPERS

Our Industry

To begin 2013, growth in manufacturing production in the U.S. tissue paper industry was marginal. Despite the added capacity in the last few months, cumulative production in the first quarter of 2013 remained at last year’s level and the average capacity utilization rate decreased by 2% compared to the first quarter of 2012. Quarter over quarter, parent roll production was stable and the average capacity utilization rate increased by 1%. Both retail and away-from home market conditions continued to improve during the first quarter. Compared to the fourth quarter of 2012, shipments for these markets segments increased by 1% and 4% respectively.

Source: RISI

Our Performance

The main variances in sales and operating income for the Tissue Papers Group are shown below:

For Notes 1 to 4, see definition on page 14.

The Corporation incurred some specific items in the first quarters of 2013 and 2012 that adversely or positively affected its operating results. Please refer to pages 15 to 17 for more details and reconciliation.

Shipments increased by 9%, or 12,000 s.t., to 142,000 s.t. in the first quarter of 2013, compared to 130,000 s.t. in the same period of 2012. The manufacturing external shipments increased by 6,600 s.t., or 18%, to 43,000 s.t. in the first quarter of 2013 compared to 36,000 s.t. in the same period of 2012. The converting shipments increased by 6,000 s.t., or 6%, to 99,000 s.t. in the first quarter of 2013 compared to 94,000 s.t. in the same period of 2012. The increase is mainly driven by a strong growth in our U.S. business.

The total average selling price went down by $66, or 4%, to $1,698 per s.t. in the first quarter of 2013, compared to $1,764 per s.t. in the same period of 2012. An unfavourable mix of converted versus manufactured volume, combined with a lower average retail price in the U.S. caused the decrease.

As a result, the Tissue Papers Group’s sales increased by $12 million, or 5%, to $241 million in the first quarter of 2013, compared to $229 million in the same period of 2012. Higher volume accounted for $22 million of the increase while, on the other hand, the lower average selling price caused an $11 million negative impact. The increase comes from the U.S. market as explained above.

Excluding specific items, operating income stood at $18 million in the first quarter of 2013 compared to $21 million in the same period of 2012, for a decrease of $3 million. As explained above, the lower average selling price accounted for $11 million of the decrease while higher volume contributed for $8 million and partly offset the decrease. There were also additional costs for freight and warehousing incurred by the Canadian plants as they sold more to the U.S. and additional subcontracting costs mainly for that same market. Furthermore, the raw materials unfavourable mix of fibres used and higher fibre costs led to the decrease of $1 million.

Corporate Activities

The operating loss in the first quarter of 2013 includes an unrealized gain of $1 million on financial instruments and a $5 million charge due to the establishment of employment contracts in favour of the new CEO and the Presidents of its Containerboard, Specialty Products and Tissue business segments.

In the first quarter of 2013, the corporate activities incurred additional expenses related to our ERP system transformation, as most of the costs associated with the implementation activities are no longer capitalized.

Other Items Analysis

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense decreased by $2 million to reach $44 million in the first quarter of 2013, compared to $46 million in the same period of 2012. The impairment charges and accelerated amortization recorded in both the Containerboard and Tissue Papers Groups in 2012 decreased the depreciation and amortization expense, but these have been partially offset by capital investments completed during the last twelve months.

FINANCING EXPENSE AND INTEREST ON EMPLOYEE FUTURE BENEFITS

The financing expense and interest on employee future benefits decreased by $1 million to reach $28 million in the first quarter of 2013, compared to $29 million in the same period of 2012. The Corporation amended its revolving credit facility during the second half of 2012 resulting in lower financing costs in the fourth quarter and for future periods. These were, however, offset by the capital investment made during the year and the increase of the total debt. Financing expenses on employee future benefits remained at $3 million in the first quarter of 2013, compared to the same period of 2012. This expense does not require any cash payment by the Corporation.

PROVISION FOR INCOME TAXES

In the first quarter of 2013, the Corporation recorded an income tax provision of $1 million, for an effective negative tax rate of 14%. There is no major event explaining the difference versus the statutory tax rate, except the fact that the tax provision on the foreign exchange gain or loss on long-term debt and financial instruments, and our share of results of associates and joint ventures are calculated at the rate of capital gains.

The effective tax rate and current income taxes are affected by the results of certain subsidiaries and joint ventures located in countries, notably the United States, France and Italy, where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 26% to 35%. In fact, the weighted average applicable tax rate is 27.5% for the first quarter of 2013.

SHARE OF EARNINGS OF ASSOCIATES AND JOINT VENTURES

The share of results of associates and joint ventures is partly represented by our 34.85% interest in Boralex Inc. (“Boralex”), a Canadian public corporation that is a major electricity producer whose core business is the development and operation of power stations that generate renewable energy, with operations in the north-eastern United States, Canada and France.

The proportionate results of our joint ventures were as follows for the 3-month periods ended March 31, 2013 and 2012:

	For the 3-month periods ended March 31,
(in millions of Canadian dollars)	2013	2012
Condensed statement of earnings
Sales, net of intercompany	22	21
Cost of sales and expenses (excluding depreciation and amortization)	19	17
Depreciation and amortization	1	1
Operating income and net earnings before income tax	2	3
Income tax	1	1
Net earnings	1	2

Liquidity and Capital Resources

CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES

Continuing operating activities generated $22 million in liquidity in the first quarter of 2013, compared to $24 million in the same period of 2012. This decrease is mainly attributable to lower OIBD excluding specific items of 6%, or $4 million, to $68 million in the first quarter of 2013, compared to $72 million in the same period of 2012. Changes in non-cash working capital components caused a use of $24 million in funds in the first quarter of 2013, compared to the same use of funds in the same period of 2012. The first and the second quarters of the year normally require cash for working capital purposes due to seasonal variations. During the first quarter of the year, we always notice an increase in prepaid expenses and payment of year-end volume rebates. Moreover, inventory build-up normally takes place for the forthcoming summer mainly in our Tissue Papers business. The Corporation is monitoring its working capital requirements and implementing measures to reduce its capital needs. The Corporation is also proactive with regards to its raw materials supply strategy, given volatile market conditions.

Cash flow from continuing operating activities, excluding the change in non-cash working capital components, stood at $46 million in the first quarter of 2013, compared to $48 million in the same period of 2012. This cash flow measure is significant, since it positions the Corporation to pursue its capital expenditures program and reduce its indebtedness.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Investment activities in the first quarter of 2013 required total cash resources of $46 million ($80 million in the first quarter of 2012) for capital expenditure projects, net of disposals of $42 million ($43 million in the first quarter of 2012), other assets and investments in associates and joint ventures of $4 million ($23 million in the first quarter of 2012) and $14 million was invested for the acquisition of Bird Packaging in the first quarter of 2012.

PURCHASES OF PROPERTY, PLANT AND EQUIPMENT

Capital expenditure projects paid for in the first quarter of 2013 amounted to $44 million ($48 million in the first quarter of 2012). New capital expenditure projects in 2013 amounted to $26 million ($33 million in the first quarter of 2012). The remaining amount of $18 million is related to the variation in purchases of property, plant and equipment included in trade and other payables. New capital expenditure projects by sector were as follows:

Major capital projects initiated, in progress or completed in the first quarter of 2013 are as follows:

CONTAINERBOARD

$2 million as part of the major investments announced in 2012 in the folding carton and microlithography operations at the Montréal plant which will increase productivity and efficiency.

$1 million as part of the major investments announced in 2012 in the consolidation of the corrugated products sector in Ontario at the Vaughan, St.Marys and Etobicoke plants in order to increase the production capacity, productivity and profitability.

$1 million at our Cabano containerboard mill, in Québec, to increase its production capacity.

BOXBOARD EUROPE

$1 million, at the La Rochette, France facility, completing the shoe press investment made in 2012 to improve the dryness of the board before the entry into the dryer section. This will improve quality, safety, productivity and reduce the energy consumption.

$1 million, at our sheeting center in Magenta, Italy, for the erection of 4 sheeters in order to improve productivity and quality.

SPECIALTY PRODUCTS

$1 million, at our Multi-Pro plant in Drummondville, Québec, in order to acquire a new folding machine and gluer in order to improve productivity and quality.

TISSUE PAPERS

$1 million for a new gear driven winder, at our Toronto plant, to improve flexibility, reduce production stoppage and reduce labour costs.

$1 million for a virgin fibre softwood refiner at our Candiac plant, in Québec, in order to improve the strength of the paper and productivity.

CORPORATE

$3 million in energy efficiency projects in various plants in order to reduce our ecological footprint and save on energy costs.

$2 million to acquire assets in order to increase our transport capacity for eastern Canada and reduce external freight costs.

PROCEEDS ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

In the first quarter of 2013, the proceeds on disposal of property, plant and equipment were as follows:

The Containerboard Group sold assets related to the restructuring announced in 2012 in the corrugated products plants in Ontario for $2 million.

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

UNSECURED SENIOR NOTES

In 2013, the Corporation repurchased US$4 million of its 7.25% unsecured senior notes for an amount of US$4 million ($4 million). The remaining 6.75% unsecured notes will be repurchased in the second quarter for an amount of US$6 million ($6 million). No gain or loss resulted from this transaction. The Corporation also paid US$4 million ($4 million) for the settlement of forward exchange contracts related to its 2013 maturity unsecured senior notes.

The Corporation also redeemed 20,300 of its common shares on the open market in the first quarter of 2013, pursuant to a normal-course issuer bid, for an amount of $0.1 million.

Including the $4 million in dividends paid out in the first quarter of 2013, financing activities from continuing operations generated $12 million in liquidity.

Consolidated Financial Position

AS AT MARCH 31, 2013, AND DECEMBER 31, 2012

The Corporation’s financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	2013	2012
Working capital[1]	488	455
% of sales[2]	13.3%	12.4%
Bank loans and advances	85	80
Current portion of long-term debt	46	60
Long-term debt	1,458	1,415
Total debt	1,589	1,555
Equity attributable to Shareholders	980	978
Total equity attributable to Shareholders and debt	2,569	2,533
Ratio of total debt/total equity attributable to Shareholders and debt	61.9%	61.4%
Shareholders’ equity per share (in dollars)	$10.44	$10.42

1	Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables.
2	% of sales = Working capital end of period/LTM sales.

Liquidity available via the Corporation’s credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet its financial obligations and to fulfill its capital expenditure program. Capital expenditure requests for 2013 are initially approved at approximately $175 million. This amount is subject to change depending on the Corporation’s operating results and on general economic conditions. As at March 31, 2013, the Corporation had $300 million (net of letters of credit in the amount of $28 million) available through its $750 million credit facility.

Near-Term Outlook

We expect the strategic initiatives undertaken in 2012 to translate into a better performance in 2013, mostly in the second half of the year. In the short term, our Containerboard sector should perform better due to seasonality and improved productivity. Furthermore, the price hike announced in the fourth quarter of 2012 has been fully implemented and will be reflected for a full quarter in the second quarter. In addition, the current market environment leads us to believe that the second price increase will be successful. The Greenpac mill is expected to start production early in the third quarter. Within current market conditions and depending on the progress of the start-up, the results of the mill should begin to have a positive impact on our earnings per share by the end of the year. Despite a challenging environment, our Tissue Papers Group should slightly improve its performance. In Europe, our backlogs haven’t been that healthy since 2011 and the recent price increase announcement for certain products bodes well for the future.

Capital Stock Information

As at March 31, 2013, issued and outstanding capital stock consisted of 93,886,776 common shares (93,882,445 as at December 31, 2012), and 6,302,569 stock options were issued and outstanding (6,534,700 as at December 31, 2012). In the first quarter of 2013, no option was issued, 24,631 options were exercised, 42,039 options were forfeited and 165,461 options expired. As at May 8, 2013, issued and outstanding capital stock consisted of 93,899,276 common shares and 6,217,336 stock options.

New IFRS adopted in 2013 and critical accounting estimates and judgments

For all the details for this section, please refer to pages 40 to 41 of the unaudited condensed interim consolidated financial statements.

Controls and Procedures

EVALUATION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation’s President and Chief Executive Officer and the Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P) and internal controls over financial reporting (ICOFR) as defined in National Instrument 52-109 “Certification of Disclosure in Issuer’s Annual and Interim Filings” in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS.

The DC&P have been designed to provide reasonable assurance that material information relating to the Corporation is made known to the President and Chief Executive Officer and the Vice-President and Chief Financial Officer by others and that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have concluded, based on their evaluation, that the Corporation’s DC&P were effective as at March 31, 2013 to provide reasonable assurance that material information related to the issuer, is made known to them by others within the Corporation.

The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have assessed the effectiveness of the ICOFR as at March 31, 2013, based on the framework established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, they have concluded that the Corporation’s ICOFR was effective at that date.

During the quarter ended March 31, 2013, there were no changes to the Corporation’s ICOFR that have materially affected, or are reasonably likely to materially affect, its ICOFR.

Risk Factors

As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, costs of raw materials, interest rates and foreign currency exchange rates, all of which impact on the Corporation’s financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities, and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes.

Pages 44 to 52 of our Annual Report for the year ended December 31, 2012 contain a discussion of the key areas of the Corporation’s business risks and uncertainties, and its mitigating strategies. This information on business risks and enterprise risk management remains substantially unchanged. Refer to our Annual Report for more details.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	NOTE	MARCH 31, 2013	DECEMBER 31, 2012
Assets
Current assets
Cash and cash equivalents		8	20
Accounts receivable		559	513
Current income tax assets		17	22
Inventories		501	497
Financial assets	6	3	15
		1,088	1,067
Long-term assets
Investments in associates and joint ventures		227	222
Property, plant and equipment		1,646	1,659
Intangible assets		198	200
Financial assets	6	15	13
Other assets		73	70
Deferred income tax assets		118	128
Goodwill and others		336	335
		3,701	3,694
Liabilities and Equity
Current liabilities
Bank loans and advances		85	80
Trade and other payables		567	551
Current income tax liabilities		1	1
Current portion of provisions for contingencies and charges		4	6
Current portion of financial liabilities and other liabilities	6	41	74
Current portion of long-term debt	5	46	60
		744	772
Long-term liabilities
Long-term debt	5	1,458	1,415
Provisions for contingencies and charges		32	33
Financial liabilities	6	54	36
Other liabilities		269	264
Deferred income tax liabilities		63	80
		2,620	2,600
Equity attributable to Shareholders
Capital stock		482	482
Contributed surplus		16	16
Retained earnings		563	567
Accumulated other comprehensive loss		(81)	(87)
		980	978
Non-controlling interest		101	116
Total equity		1,081	1,094
		3,701	3,694

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		For the 3-month periods ended March 31,
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	NOTE	2013	2012
Sales		914	891
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $44 million; 2012 - $46 million)		791	770
Selling and administrative expenses		101	94
Loss (gain) on acquisitions, disposals and others		5	(1)
Foreign exchange loss (gain)		(2)	1
Gain on derivative financial instruments		(1)	(2)
		894	862
Operating income		20	29
Financing expense		25	26
Interest expense on employee future benefits	3	3	3
Foreign exchange loss (gain) on long-term debt and financial instruments		2	(2)
Share of earnings of associates and joint ventures		(3)	(2)
Profit (loss) before income taxes		(7)	4
Provision for income taxes		1	-
Net earnings (loss) from continuing operations including non-controlling interest for the period		(8)	4
Net earnings (loss) from discontinued operations for the period		-	(2)
Net earnings (loss) including non-controlling interest for the period		(8)	2
Net earnings (loss) attributable to non-controlling interest		-	(1)
Net earnings (loss) attributable to Shareholders for the period		(8)	3
Net earnings (loss) from continuing operations per common share
Basic		$(0.09)	$0.05
Diluted		$(0.09)	$0.05
Net earnings (loss) per common share
Basic		$(0.09)	$0.03
Diluted		$(0.09)	$0.03
Weighted average basic number of common shares outstanding		93,885,659	94,497,766

Net earnings (loss) attributable to Shareholders:
Continuing operations		(8)	5
Discontinued operations		-	(2)
Net earnings (loss)		(8)	3

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CONSOLIDATED STATEMENTS

OF COMPREHENSIVE INCOME (LOSS)

	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2013	2012
Net earnings (loss) including non-controlling interest for the period	(8)	2
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	11	(5)
Change in foreign currency translation related to net investment hedging activities	(9)	8
Income taxes	1	(1)
Cash flow hedges
Change in fair value of foreign exchange forward contracts	(2)	5
Change in fair value of interest rate swaps	-	3
Change in fair value of commodity derivative financial instruments	6	(2)
Income taxes	(1)	(3)
Available-for-sale financial assets	-	(1)
	6	4

Items that are reclassified to retained earnings
Actuarial loss on post-employment benefit obligations	(1)	(10)
Income taxes	-	3
	(1)	(7)
Other comprehensive income (loss)	5	(3)
Comprehensive loss including non-controlling interest for the period	(3)	(1)
Comprehensive income (loss) attributable to non-controlling interest for the period	-	(1)
Comprehensive income (loss) attributable to Shareholders for the period	(3)	-

Comprehensive income (loss) attributable to Shareholders:
Continuing operations	(3)	2
Discontinued operations	-	(2)
Comprehensive income (loss)	(3)	-

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY

	For the 3-month period ended March 31, 2013
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance – Beginning of period	482	16	567	(87)	978	116	1,094
Comprehensive income (loss)
Net loss	–	–	(8)	–	(8)	–	(8)
Other comprehensive income (loss)	–	–	(1)	6	5	–	5
	–	–	(9)	6	(3)	–	(3)
Dividends	–	–	(4)	–	(4)	–	(4)
Acquisition of non-controlling interest	–	–	9	–	9	(15)	(6)
Balance – End of period	482	16	563	(81)	980	101	1,081
	For the 3-month period ended March 31, 2012
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance – Beginning of period	486	14	615	(86)	1,029	136	1,165
Comprehensive income (loss)
Net earnings (loss)	–	–	3	–	3	(1)	2
Other comprehensive income (loss)	–	–	(7)	4	(3)	–	(3)
	–	–	(4)	4	–	(1)	(1)
Dividends	–	–	(4)	–	(4)	–	(4)
Redemption of common shares	(3)	1	–	–	(2)	–	(2)
Acquisition of non-controlling interest	–	–	1	–	1	(1)	–
Balance – End of period	483	15	608	(82)	1,024	134	1,158

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	NOTE	2013	2012
Operating activities from continuing operations
Net earnings (loss) attributable to Shareholders for the period		(8)	3
Net loss (earnings) from discontinued operations for the period		–	2
Net earnings (loss) from continuing operations		(8)	5
Adjustments for:
Financing expense and interest expense on employee future benefits		28	29
Depreciation and amortization		44	46
Loss (gain) on acquisitions, disposals and others		5	(1)
Unrealized gain on derivative financial instruments		(1)	(2)
Foreign exchange loss (gain) on long-term debt and financial instruments		2	(2)
Provision for income taxes		1	–
Share of earnings of associates and joint ventures		(3)	(2)
Net loss (earnings) attributable to non-controlling interest		–	(1)
Net financing expense paid		(15)	(15)
Income taxes paid		(1)	(4)
Dividend received		1	–
Employee future benefits and others		(7)	(5)
		46	48
Changes in non-cash working capital components		(24)	(24)
		22	24
Investing activities from continuing operations
Investments in associates and joint ventures		–	(19)
Purchases of property, plant and equipment		(44)	(48)
Proceeds on disposal of property, plant and equipment		2	5
Change in intangible and other assets		(4)	(4)
Cash reserved for business acquisition		–	(14)
		(46)	(80)
Financing activities from continuing operations
Bank loans and advances		5	6
Change in revolving credit facilities		24	81
Purchase of senior notes	5	(4)	(3)
Increase in other long-term debt		9	–
Payments of other long-term debt		(14)	(23)
Settlement of derivative financial instruments	5	(4)	–
Redemption of common shares		–	(2)
Dividends paid to the Corporation’s Shareholders		(4)	(4)
		12	55
Change in cash and cash equivalents during the period from continuing operations		(12)	(1)
Cash and cash equivalents – Beginning of period		20	12
Cash and cash equivalents – End of period		8	11

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation’s accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2012.

The Corporation’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and assessment of the Corporation’s performance, and is therefore the CODM.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Packaging Products of the Corporation) and Tissue Papers.

	SALES
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2013	2012
Packaging products
Containerboard	298	284
Boxboard Europe	212	204
Specialty Products	189	202
Intersegment sales	(14)	(18)
	685	672
Tissue Papers	241	229
Intersegment sales and others	(12)	(10)
Total	914	891
	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2013	2012
Packaging products
Containerboard	25	24
Boxboard Europe	11	13
Specialty Products	11	11
	47	48
Tissue Papers	29	33
Corporate	(12)	(6)
Operating income before depreciation and amortization	64	75
Depreciation and amortization	(44)	(46)
Financing expense and interest expense on employee future benefits	(28)	(29)
Foreign exchange (loss) gain on long-term debt and financial instruments	(2)	2
Share of earnings of associates and joint ventures	3	2
Profit (loss) before income taxes	(7)	4

SEGMENTED INFORMATION (continued)

	PURCHASES OF PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2013	2012
Packaging products
Containerboard	9	14
Boxboard Europe	4	5
Specialty Products	2	3
	15	22
Tissue Papers	5	8
Corporate	6	3
Total purchases	26	33
Proceeds on disposal of property, plant and equipment	(2)	(5)
	24	28
Purchases of property, plant and equipment included in trade and other payables
Beginning of period	28	25
End of period	(10)	(10)
Purchases of property, plant and equipment net of proceeds on disposal	42	43

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)

For the 3 month period ended March 31, 2013

(tabular amounts in millions of Canadian dollars)

NOTE 1

GENERAL INFORMATION

Cascades Inc. and its subsidiaries (together “Cascades” or the “Corporation”) produce, convert and market packaging and tissue products composed mainly of recycled fibres. Cascades Inc. is incorporated and domiciled in Québec, Canada. The address of its registered office is 404 Marie-Victorin Boulevard, Kingsey Falls. Its shares are listed on the Toronto Stock Exchange.

The Board of Directors approved the unaudited condensed interim consolidated financial statements on May 8, 2013.

NOTE 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2012, which have been prepared in accordance with Canadian generally accepted accounting principles as set forth in Part 1 of the Handbook of the Canadian Institute of Chartered Accountants, which incorporates IFRS as issued by IASB.

The same accounting policies and methods of computation are applied in these unaudited condensed interim consolidated financial statements compared with the most recent annual consolidated financial statements for the year ended December 31, 2012, except for new and revised standards, along with any consequential amendments, effective January 1, 2013, as described in note 3. Also, taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected earnings or loss for each jurisdiction.

NOTE 3

IFRS ADOPTED IN 2013

IAS 19 — EMPLOYEE BENEFITS

IAS 19 has been amended to make significant changes to the recognition and measurement of defined benefit pension expense and termination benefits and to enhance the disclosure of all employee benefits. The amended standard requires immediate recognition of actuarial gains and losses in the statement of other comprehensive income as they arise, without subsequent recycling to net income. Past service costs (which now include curtailment gains and losses) are no longer recognized over a service period but are instead recognized immediately in the period of a plan amendment. Pension benefit costs are split between: (i) the cost of benefits accrued in the current period (service costs) and benefit changes (past service costs, settlements and curtailments); and (ii) finance expense or income. The finance expense or income component is calculated based on the net defined benefit asset or liability. A number of other amendments have been made to recognition, measurement and classification including redefining short-term and other long-term benefits, guidance on the treatment of taxes related to benefit plans, guidance on the risk/cost sharing feature, and expanded disclosures. The impact of this standard on interest expense on employee future benefits for the 3-month period ended March 31, 2012, is $4 million ($3 million, or $0.03 per basic and diluted common shares, after related income tax). Other comprehensive income increased by $3 million (net of income tax of $1 million). There is no impact on the employee benefit asset and liability and deferred income tax asset and liability.

IFRS 10 — CONSOLIDATION

IFRS 10 requires an entity to consolidate an investee when it is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under previous IFRS, consolidation was required when an entity had the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, Consolidation – Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The Corporation evaluated this standard and there is no impact on the consolidated financial statements.

IFRS 11 — JOINT ARRANGEMENTS

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures are accounted for using the equity method of accounting whereas for a joint operation the venturer recognizes its share of the assets, liabilities, revenue and expenses of the joint operation. Under previous IFRS, entities had the choice of proportionately consolidating or equity accounting for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers. The Corporation evaluated this standard and there is no impact on the consolidated financial statements.

IFRS 12 — DISCLOSURE OF INTERESTS IN OTHER ENTITIES

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The Corporation evaluated this standard and it resulted in no impact on the consolidated financial statements. However, more information will be required in the notes to the annual financial statements.

IFRS 13 — FAIR VALUE MEASUREMENT

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under previous IFRS, guidance on measuring and disclosing fair value was dispersed among the specific standards requiring fair value measurements and in many cases did not reflect a clear measurement basis or consistent disclosures. The Corporation evaluated this standard and there is no impact on the consolidated financial statements.

IAS 1 — PRESENTATION OF FINANCIAL STATEMENTS

IAS 1 has been amended to require entities to separate items presented in the statement of other comprehensive income into two groups based on whether or not items may be recycled in the future. Entities that choose to present other comprehensive income items before tax are required to show the amount of tax related to the two groups separately. The Corporation evaluated this standard and there is no financial impact although it results in a different presentation of the consolidated statement of comprehensive income.

NOTE 4

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of unaudited condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these unaudited condensed interim consolidated financial statements, the significant judgments made by management in applying the Corporation’s accounting policies and the key sources of information were the same as those that applied to the audited consolidated financial statements for the year ended December 31, 2012.

NOTE 5

LONG-TERM DEBT

(in millions of Canadian dollars)	MATURITY	MARCH 31, 2013	DECEMBER 31, 2012
Revolving credit facility, weighted average interest rate of 2.62% as at March 31, 2013, consists of $274 million; US$22 million and €96 million (December 31, 2012 - $299 million; US$37 million and €49 million)	2016	422	401
7.25% Unsecured senior notes of US$4 million repurchased in 2013	2013	-	4
6.75% Unsecured senior notes of US$6 million	2013	6	6
7.75% Unsecured senior notes of $200 million	2016	198	198
7.75% Unsecured senior notes of US$500 million	2017	503	493
7.875% Unsecured senior notes of US$250 million	2020	251	245
Other debts of subsidiaries		49	53
Other debts without recourse to the Corporation		89	90
		1,518	1,490
Less: Unamortized financing costs		14	15
Total long-term debt		1,504	1,475
Less:
Current portion of 7.25% Unsecured senior notes		-	4
Current portion of 6.75% Unsecured senior notes		6	6
Current portion of debts of subsidiaries		20	20
Current portion of debts without recourse to the Corporation		20	30
		46	60
		1,458	1,415

In 2013, the Corporation repurchased US$4 million of its 7.25% unsecured senior notes for an amount of US$4 million ($4 million). No gain or loss resulted from this transaction. The Corporation also paid US$4 million ($4 million) for the settlement of forward exchange contracts related to its 2013 maturity unsecured senior notes.

As at March 31, 2013, the long-term debt had a fair value of $1,582 million (December 31, 2012, - $1,545 million).

NOTE 6

FINANCIAL INSTRUMENTS

DETERMINING THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act.

(i)

The fair values of cash and cash equivalents, accounts receivable, notes receivable, bank loans and advances and trade and other payables approximate their carrying amounts due to their relatively short maturities.

(ii)

The fair value of investments in shares held for trading is based on observable market data and mainly represents the Corporation’s investment in Junex Inc., which is quoted on the Toronto Stock Exchange.

(iii)

The fair value of long-term debt is based on observable market data and on the calculation of discounted cash flows. Discount rates were determined based on local government bond yields adjusted for the risks specific to each of the borrowings and for the credit market liquidity conditions.

HIERARCHY OF FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

The following table presents information about the Corporation’s financial assets and financial liabilities measured at fair value on a recurring basis as at March 31, 2013 and indicates the fair value hierarchy of the Corporation’s valuation techniques to determine such fair value. Three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Inputs that are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

	AS AT MARCH 31, 2013
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Other investments	5	-	5	-
Investments in shares held for trading	3	3	-	-
Derivative financial assets	15	-	15	-
Total	23	3	20	-
Financial liabilities
Derivative financial liabilities	77	-	77	-
Total	77	-	77	-

This report is also available on our website at: www.cascades.com

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Cascades Inc.
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Kingsey Falls, Québec J0A 1B0 Canada
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INVESTOR RELATIONS

For more information, please contact:

Riko Gaudreault

Director, Investor Relations

Cascades Inc.

772 Sherbrooke Street West, Montréal, Québec H3A 1G1  Canada

Telephone: 1-514-282-2697    Fax: 1-514-282-2624

www.cascades.com/investors, investisseur@cascades.com

On peut se procurer la version française

du présent rapport trimestriel en s’adressant

au siege social de la Société

à l’adresse suivante :

Secrétaire corporatif

Cascades inc.

404, boul. Marie-Victorin

Kingsey Falls (Québec) J0A 1B0

Canada